Exhibit 99.1

              FINANCIAL FEDERAL CORPORATION REPORTS
           FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS


NEW YORK, NY: September 22, 2009 - Financial Federal Corporation (NYSE: FIF) today announced results for its fourth quarter and fiscal year ended July 31, 2009. Net income for the quarter decreased 27% to $8.9 million from $12.1 million in the fourth quarter of fiscal 2008. Diluted earnings per share decreased by 29% to $0.35 from $0.49. Finance receivables originated during the quarter were $60 million compared to $208 million in the fourth quarter of fiscal 2008.

Net income for fiscal 2009 decreased 14% to $43.1 million from $50.1 million in fiscal 2008. Diluted earnings per share also decreased 14% to $1.72 from $2.01. Finance receivables originated were $488 million in fiscal 2009 compared to $924 million in fiscal 2008. Finance receivables outstanding decreased 21% to $1.54 billion at July 31, 2009 from $1.94 billion at July 31, 2008.

Results for fiscal 2009 include a $1.0 million after-tax gain on retirement of debt. The Company purchased $42.3 million of its convertible debentures in the open market for $40.6 million.
Without this after-tax gain, fiscal 2009 net income decreased 16% to $42.1 million and diluted earnings per share decreased 16% to $1.68. The amounts of net income and diluted earnings per share excluding this gain are non-GAAP financial measures and are presented because the Company believes they will be useful to investors by providing consistency and comparability with the prior period's operating results and a better understanding of the changes and trends in the Company's operating results.

Paul R. Sinsheimer, CEO, commented: "Our performance in fiscal 2009 was outstanding. We earned $43 million or $1.72 per share notwithstanding the substantial reduction in economic activity and difficulties in capital markets that caused many financial institutions to collapse or need a government bailout because of their excessive risk taking. We are positioned to benefit from improving business conditions and are encouraged by recent indications of economic improvement."

Steven F. Groth, CFO, added: "With a new $100 million conduit and the renewal of a $325 million conduit combined with balance sheet contraction, we had the ability to prepay $194 million of term notes at par in July and August. This will result in substantial interest savings based on current LIBOR and our liquidity remained strong at $410 million."


Financial Highlights
    * Net interest margin improved to 6.05% in the fourth quarter from 5.67% in the fourth quarter of fiscal 2008 and improved to 5.95% in fiscal 2009 from 5.48% in fiscal 2008 because of lower short-term market interest rates. The net yield on finance receivables was 8.92% in the fourth quarter compared to 8.82% in the fourth quarter of fiscal 2008 and our cost of debt was 4.12% compared to 4.15%. The net yield decreased to 8.84% in fiscal 2009 from 9.14% in fiscal 2008 and our cost of debt decreased to 3.98% from 4.75%.
    * The provision for credit losses increased to $2.4 million in the fourth quarter from $1.3 million in the fourth quarter of fiscal 2008 and increased to $7.9 million in fiscal 2009 from $4.0 million in fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, delinquencies and non-performing assets.

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    *  Salaries and other expenses increased by 11% to $7.8 million in the fourth quarter from $7.0 million in the fourth quarter of fiscal 2008. The efficiency ratios were 31.6% and 25.0% and the expense ratios were 1.92% and 1.42%. Salaries and other expenses increased by 8% in fiscal 2009 to $29.6 million from $27.3 million in fiscal 2008 with efficiency ratios of 27.8% and 24.2% and expense ratios of 1.66% and 1.33%. Expenses increased mostly because of higher non-performing asset costs.
    * Return on equity decreased to 7.9% in the fourth quarter from 11.8% in the fourth quarter of fiscal 2008 and decreased to 10.0% in fiscal 2009 from 12.5% in fiscal 2008 with leverage decreasing to 2.3 at July 31, 2009 from 3.5 at July 31, 2008.


Asset Quality
Asset quality declined throughout fiscal 2009 because of recessionary economic conditions but remains within historical norms.
    * Net charge-offs were $2.3 million or 0.57% (annualized) of average finance receivables in the fourth quarter compared to $1.9 million or 0.45% in the third quarter and $1.2 million or 0.24% in the fourth quarter of fiscal 2008. Net charge-offs were $7.7 million or 0.43% of average finance receivables in fiscal 2009 compared to $3.2 million or 0.16% in fiscal 2008.
    * Non-performing assets were 5.67% of finance receivables at July 31, 2009 compared to 3.69% at April 30, 2009 and 2.41% at July 31, 2008.
    * Delinquent receivables (60 days or more past due) were 2.47% of total receivables at July 31, 2009 compared to 2.66% at April 30, 2009 and 1.18% at July 31, 2008.


Conference Call
The Company will host a conference call September 23, 2009 at 11:00 a.m. (ET) to discuss its fourth quarter and fiscal year results.
The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's most recently filed Annual Report on Form 10-K. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates, higher credit spreads and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


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                   CONSOLIDATED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                            Three months ended            Years ended
                                     July 31,*               July 31,
                            -----------------------------------------
                                2009      2008        2009       2008
=====================================================================
Finance income               $36,295   $43,737    $157,488   $188,402
Interest expense              11,665    15,626      51,407     75,473
---------------------------------------------------------------------
 Net finance income before
  provision for credit losses
  on finance receivables      24,630    28,111     106,081    112,929
Provision for credit losses
 on finance receivables        2,400     1,300       7,900      4,000
---------------------------------------------------------------------
  Net finance income          22,230    26,811      98,181    108,929
Gain on debt retirement            -         -       1,588          -
Salaries and other expenses   (7,793)   (7,040)    (29,537)   (27,323)
---------------------------------------------------------------------
  Income before income taxes  14,437    19,771      70,232     81,606
Provision for income taxes     5,571     7,629      27,084     31,522
---------------------------------------------------------------------
  NET INCOME                 $ 8,866   $12,142    $ 43,148   $ 50,084
=====================================================================
Earnings per common share:
  Diluted                      $0.35     $0.49       $1.72      $2.01
  Basic                        $0.36     $0.50       $1.75      $2.05
=====================================================================
Number of shares used:
  Diluted                     25,284    24,831      25,121     24,918
  Basic                       24,749    24,435      24,655     24,454
=====================================================================
* unaudited


                CONDENSED CONSOLIDATED BALANCE SHEETS
                           (In thousands)

=====================================================================
July 31,                                       2009              2008
=====================================================================
ASSETS
Finance receivables                      $1,536,398        $1,940,792
Allowance for credit losses                 (25,007)          (24,769)
---------------------------------------------------------------------
   Finance receivables - net              1,511,391         1,916,023
Cash                                          8,038             8,232
Other assets                                 28,685            18,613
---------------------------------------------------------------------
     TOTAL ASSETS                        $1,548,114        $1,942,868
=====================================================================
LIABILITIES
Debt                                     $1,052,000        $1,467,000
Accrued interest, taxes and
  other liabilities                          44,068            60,996
---------------------------------------------------------------------
   Total liabilities                      1,096,068         1,527,996

STOCKHOLDERS' EQUITY                        452,046           414,872
---------------------------------------------------------------------
     TOTAL LIABILITIES AND EQUITY        $1,548,114        $1,942,868
=====================================================================

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